Exhibit 99.3

                            INVESTMENT AGREEMENT


         This Investment Agreement (this "Agreement") is dated and effective as of August 15, 2001, by and between The Right Start, Inc. ("Right Start") and Athanor Holdings, LLC ("Athanor").

         Right Start and Athanor hereby agree as follows:

         A. Athanor or its designee shall purchase for $20 million dollars payable as set forth below and Right Start shall sell 20,000 shares of convertible preferred stock of Right Start to be designated the "Series E Convertible Preferred Stock" (the "Convertible Preferred Stock") and warrants ("Warrants") to purchase common stock, no par value of Right Start ("Common Stock") on the terms set forth in this Agreement. In exchange for Athanor's investment, Right Start shall issue its shares of Convertible Preferred Stock which, when the conditions to conversion set forth below are met, shall automatically convert into 13,482,409 shares of Common Stock, such number of shares derived from the sum of:

         1) The number of outstanding shares of Common Stock on the date hereof (5,617,275 shares);
         2) The number of shares of Common Stock issuable upon conversion of Right Start's outstanding Senior Subordinated Convertible Pay-In-Kind Notes due 2005 (1,313,684 shares);
         3) The number of shares of Common Stock issuable upon conversion of Right Start's outstanding Series B Convertible Preferred Stock (550,000 shares), Series C Convertible Preferred Stock (1,866,650 shares) and Series D Convertible Pay-In-Kind Preferred Stock (2,334,800 shares) on the date hereof; and
         4) 1,800,000 Shares of Common Stock (the "Online Shares"), issued to owners of the online and internet business (the "Online Business") conducted through the license of Right Start's intellectual property.

         In addition, Right Start shall issue Warrants exercisable, in whole or in part, for an aggregate of 479,000 shares of Common Stock upon the same terms and the same conditions as warrants to purchase shares of Common Stock currently outstanding (meaning, among other things, that the Warrants will have multiple exercise prices for the purchase of tranches of Common Stock that will to match the various exercise prices and amounts of shares purchasable under the outstanding warrants to purchase Common Stock).

         Holders of the Convertible Preferred Stock shall have no rights or privileges in preference over the holders of any other equity of Right Start (including the Common Stock) other than an aggregate liquidation preference equal to $20 million payable after payment of any liquidation preference existing under any senior outstanding preferred stock of Right Start. Right Start shall use reasonable efforts (which specifically shall not include the payment of money) to obtain the approval from the holders of its Series A Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, respectively, to permit the Convertible Preferred Stock to be issued pari passu in right of payment upon liquidation and payment of dividends to the Convertible Preferred Stock. Holders of the Convertible Preferred Stock shall have the right to vote as a separate class until such time as the outstanding Convertible Preferred Stock has an aggregate liquidation preference less than $4 million and with the holders of the Common Stock thereafter (with the number of votes of the Convertible Preferred Stock being calculated on an as-converted basis) with respect to any merger, acquisition or sale of all or substantially all assets to which Right Start is a party and any equity issuance by RightStart (other than an issuance of the Online Shares or 1,100,000 shares in connection with the bankruptcy of Zany Brainy, Inc. ("Zany") or pursuant to the exercise of outstanding convertible equity of Right Start). Subject to the immediately following sentence, the Convertible Preferred Stock shall automatically convert into Common Stock (without a liquidation preference) immediately upon (and not before) (i) approval of the conversion feature in the Convertible Preferred Stock by Right Start's shareholders and (ii) authorization by Right Start's shareholders of sufficient additional Common Stock to permit such conversion and exercise of the Warrants; and Right Start shall use reasonable efforts (which specifically shall not include the payment of money) to obtain the approval set forth in items (i) and (ii) above from the holders of its Common Stock as soon as practicable but in no event later than six months from the date of this Agreement. To the extent that any convertible securities of Right Start (other than employee or director options, outstanding warrants to purchase Common Stock or the Convertible Preferred Stock) remain outstanding (the "Remaining Convertible Securities") at the time the Convertible Preferred Stock would otherwise automatically convert under the immediately preceding sentence, that portion of the Convertible Preferred Stock convertible into the number of shares of Common Stock issuable upon conversion of the Remaining Convertible Securities, shall not be converted except to the extent the Remaining Convertible Securities are later converted. Notwithstanding the foregoing, the parties agree that Athanor, at its option and from time to time, may convert any or all of its Convertible Preferred Stock into Common Stock once the conditions in (i) and (ii) above have been met regardless of whether any Remaining Convertible Securities remain outstanding, but that Convertible Preferred Stock outstanding because of the foregoing shall be automatically converted into Common Stock as, and to the extent, the Remaining Convertible Securities are converted into Common Stock.

         B. Right Start represents and warrants to Athanor that Right Start's outstanding convertible securities (other than employee or director options) on the date hereof are as follows:

         1)    46,696 shares of Series D Convertible Pay-In-Kind Preferred
               Stock;
         2) warrants to purchase 449,000 shares of Common Stock (at a strike price of $2.00 per share subject to adjustment for stock dividends, subdivisions and combinations and extraordinary events);
         3) warrants to purchase 30,000 shares of Common Stock (at a strike price of $5.00 per share for 20,000 of such shares, $4.00 per share for 5,000 of such shares and $19.50 per share for the remaining 5,000 of such shares, in each case, subject to adjustment for stock dividends, subdivisions and combinations and extraordinary events);
         4)    16,500 shares of Series B Convertible Preferred Stock;
         5)    37,333 shares of Series C Convertible Preferred Stock; and
         6) $3,120,000 in aggregate principal amount of Senior Subordinated Convertible Pay-In-Kind Notes.

Right Start agrees that it will not issue additional shares of its equity or securities convertible into or exercisable for its equity (other than 1,100,000 shares issuable in connection with the bankruptcy of Zany, shares issuable upon conversion of its currently outstanding convertible equity and options, and shares issuable under such options, issued to directors or employees) prior to the issuance of the Convertible Preferred Stock and the Warrants without the consent of Athanor. Right Start agrees that it will cause the reservation of sufficient shares of its Common Stock to permit the Warrants issued to Athanor under this Agreement to be exercisable on their terms at the time of issuance and cause the authorization of the issuance of the Warrants to Athanor.

         C. In addition, Right Start agrees to take all reasonable steps necessary to obtain the resignations of three of its current directors (other than Jerry Welch) and shall vote to approve and to appoint three new directors designated by Athanor effective upon designation but no earlier than the Escrow Closing (as defined below); provided that at least one of such directors shall be independent for purposes of the audit committee rules published by the Securities and Exchange Commission. In addition to such three directors, to the extent that Right Start fails to obtain all such resignations, Right Start shall amend its bylaws if necessary to approve the appointment of additional directors sufficient to ensure that Athanor may appoint one director for each director whose resignation Right Start failed to obtain and shall appoint such additional directors designated by Athanor to serve in such position unless and until Right Start obtains the required resignations.

         D. Right Start shall acquire the Online Business in exchange for 1,800,000 shares of its Common Stock (valued at the closing bid of $2.22 per share on August 15, 2001) within a reasonable time after the date of this Agreement but in any event not later than October 15, 2001.

         E. Athanor shall make, or cause to be made, payments totaling $20 million as set forth below to be held in escrow (the "Escrow"), with respect to its investment in the following amounts and on the following dates and times:

         1) $13.0 million in cash on or before 3:00 P.M. Pacific Standard Time Monday, August 27, 2001; and
         2) The Shortfall Amount (as defined below) on or before 3:00 P.M. Pacific Standard Time on Thursday, August 30, 2001.

         The "Shortfall Amount" shall be the amount, if any, in cash equal to $7.0 million minus the amount (set forth in written evidence satisfactory to Right Start and delivered by Athanor on or before 3:00 P.M. on Monday, August 27, 2001), that the cash payment obligation of Right Start or its subsidiary ZB Company, Inc. (the acquisition vehicle for the purchase of the assets of Zany) ("ZB Company") under the Asset Purchase Agreement between ZB Company, Zany and certain of its affiliates (the "Asset Purchase Agreement"), has been reduced (but not less than zero), as a result of application of the $3,539,190 due to Athanor for break-up fees and the $3,539,190 plus interest deposited by Athanor into escrow in connection with the bankruptcy of Zany (the "Identified Sources"). The amount of such reduction shall also include, without duplication, any amounts made payable to Right Start or its designee from the Identified Sources within the timeframe stated above. Right Start shall provide written notice to Athanor within 24 hours of receipt of the proferred evidence whether Right Start considers the evidence satisfactory.

         Athanor acknowledges that Right Start is obligated pursuant to the Asset Purchase Agreement and an order of the court in the Zany bankruptcy to complete the Closing (as such term is defined in the Asset Purchase Agreement) not later than September 5, 2001. Therefore, Athanor agrees that time is of the essence with respect to making the foregoing payments into Escrow. Athanor agrees that if any payment into Escrow required above is not made by the exact date and time it is due, then this Agreement shall terminate (except for the provisions regarding liquidated damages, release of claims, governing law, attorney's fees and expenses) immediately upon written notice ("Termination Notice") being sent from Right Start to Athanor; provided that if Athanor has funded the required amounts into Escrow before such notice this Agreement shall not terminate. Upon Right Start sending such written notice, the following shall automatically and immediately occur: (a) other than the provisions regarding liquidated damages, release of claims, governing law, attorney's fees and expenses, this Agreement shall immediately become null and void and not enforceable by either party and (b) Right Start shall have the right to complete the Closing using funding from other sources with no further obligation to Athanor. The parties agree that it would be extremely difficult or impossible to determine the damages suffered by Right Start as a result of being required to find other sources of funds to complete the Closing if Athanor fails to make the required payments into Escrow and agree further that $2 million would be reasonable liquidated damages. As a result, if Athanor fails to make any required payment into Escrow by the date and time required and Athanor has not made such payments prior to Right Start sending the Termination Notice, Athanor shall promptly pay $2 million to Right Start as liquidated damages for such failure. The notice to Athanor described above shall be provided by first class or certified mail, postage prepaid and by facsimile to Athanor Holdings, LLC, 9130 Sunset Boulevard, Los Angeles, California 90069 or 310.789.7218. Right Start agrees that if the Closing is not consummated within 24 hours after release of the amounts in Escrow (and in no event later than September 19, 2001), that Right Start shall promptly return or cause the return of such released amounts and all amounts received by Right Start (including amounts received by Zany for the benefit of Right Start) from the Identified Sources to Athanor; provided that, if the Closing does not occur after such release as result of events beyond Right Start's control, Right Start shall return such amounts to Escrow and not to Athanor unless the date for such return is on or after September 19, 2001.

         Athanor and Right Start shall execute an escrow agreement (the "Escrow Agreement") having terms consistent with this Agreement and reasonably acceptable to both parties.

         The Escrow Agreement shall provide that the Escrow Agent shall release the amounts in the Escrow to ZB Company or such other entity as the parties mutually agree in writing, at such time as Right Start provides to the Escrow Agent (i) a copy of the final court order approving the sale under Section 363 and 365 of Chapter 11 of the United States Code to Right Start of the assets of Zany in substantially the form jointly delivered by Right Start and Athanor on or before August 24, 2001, (ii) a certificate from an officer of Right Start certifying that other than the payment of money as required by the Asset Purchase Agreement all conditions have been met for the Closing to occur and (iii) a copy of an executed stock certificate evidencing the issuance of the Convertible Preferred Stock to Athanor and a copy of the Warrants evidencing issuance of the Warrants to Athanor (the "Escrow Closing"); provided that if such Closing and issuance have not occurred on or before 3:00 P.M. Pacific Standard Time on September 19, 2001 or such earlier time as Athanor pays liquidated damages to Right Start as set forth above, then the Escrow Agent shall release the monies in Escrow to Athanor. Right Start agrees promptly upon receipt of such funds from Escrow to apply such funds to cause the Closing to occur. Right Start agrees to send the certificate for the Convertible Preferred Stock and the Warrants to Athanor at the same time it sends copies thereof to the Escrow Agent.

         F. Athanor acknowledges that it has reviewed the publicly filed information about Right Start, that it has received such other information (from sources other than Right Start) as it has deemed necessary and appropriate to make its own investment analysis and decision to purchase securities of Right Start and that it has independently and without reliance on Right Start or any oral or written representation or warranty from Right Start, its officers, shareholders, directors or other representatives (other than representations or warranties made by Right Start in this Agreement), made its own decision to purchase such securities and enter into this Agreement. Athanor shall have no recourse against Right Start, its officers, shareholders, directors or other representatives, nor shall any such person incur any liability, for any misstatement (whether material or immaterial) or omission (whether negligent or otherwise) with respect to such purchase except as set forth in paragraph G below.

         G. Right Start represents and warrants to Athanor that its most recent Annual Report on Form 10-K and all subsequent documents filed by Right Start with the United States Securities and Exchange Commission (the "Commission") pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") on or prior to the date of this Agreement (the "Exchange Act Reports"), when they were filed with the Commission, did not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

         H. Athanor represents and warrants to Right Start that the securities of Right Start being purchased under this Agreement are being acquired for its own account without any view to the "distribution" thereof within the meaning of the Securities Exchange Act of 1933, as amended (the "Act") and Athanor has no intention of distributing or reselling such securities or any part thereof, except in accordance with the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder. Athanor represents and warrants that it is an "accredited investor" within the meaning of paragraph (1), (2), (3), (7) or (8) of Rule 501(a) of the Act.

         I. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California without regard to rules or principles relating to conflicts of laws.

         To the extent that the parties to this Agreement litigate its terms with one another, the prevailing party, as determined by a final court order, shall be entitled to be reimbursed its reasonable fees for legal counsel by the other party.

         This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon the respective parties hereto and their successors and permitted assigns.

         Each party to this Agreement shall bear all of its expenses (including attorney's fees) in connection with the execution, delivery and performance of this Agreement.

         This Agreement may only be amended by a writing signed by each party to this Agreement.

         J. Right Start agrees to indemnify and hold Athanor and its officers, directors, employees and other affiliates harmless from and against any losses, claims, damages or liabilities (the "Loss") only to the extent that they result from any liabilities of RightStart.com Inc. or Right Start arising out of the foreclosure of loans and debt obligations of RightStart.com and the transfer and/or sale of assets of RightStart.com as a consequence of such foreclosure, whether arising before or after the date of this Agreement; provided that such indemnification shall not apply to losses, claims, damages or liabilities resulting from actions taken by Athanor. Right Start shall have fulfilled its obligations under this indemnification provision if it pays to Athanor an amount equal to the Loss multiplied by a percentage equal to the number of shares of Common Stock held by Athanor on the Escrow Closing date divided by the number of shares of Common Stock outstanding on the Escrow Closing date assuming conversion of all convertible securities (excluding from such calculation all employee and director options).

         K. Right Start agrees to file as soon as practicable but in any case prior to the Escrow Closing date with the Secretary of State a Certificate of Determination of Rights, Preferences and Privileges setting forth the rights, preferences and privileges of the Convertible Preferred Stock which certificate shall be in form and substance reasonably satisfactory to Athanor based upon this Agreement and containing customary provisions for such a preferred stock of Right Start.

         L. Right Start agrees to enter into a registration rights agreement with Athanor in substantially the form of the registration rights agreement it has provided to other of its investors previously that provides Athanor with the right to have the sale or exchange of its securities registered on Form S-3 on a continuous basis with customary exceptions.

         M. The parties hereby agree that, upon their mutual agreement with respect to the terms thereof, Right Start may issue securities other than the Convertible Preferred Stock in exchange for the investment by Athanor; provided that both parties have agreed in writing to the terms of such issuance and such securities.

         N. Upon the signing of this Agreement, each of the parties (as such, a "Releasor") hereby releases the other party, its directors, officers, shareholders and affiliates (the "Released Parties"), and each of them, from any and all claims, demands, debts, losses, obligations, liabilities, costs, expenses, and rights of action and causes of action, of any kind or character whatsoever, whether known or unknown, suspected or unsuspected, that arise on or before the date of this Agreement, or hereafter are alleged to have arisen on or before such date, that relate in any manner to the acts or omissions of the Released Parties (hereinafter, the "Released Claims") in connection with the bankruptcy of Zany (other than obligations under this Agreement including the indemnity provisions hereof). In entering into this Release, Releasors, and each of them, expressly waive any and all rights that they have or may have under California Civil Code Section 1542 or under any other similar state or federal statute or under any common law principle of similar effect. California Civil Code Section 1542 provides as follows:

                  A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

         The consequences of the foregoing waiver have been explained by counsel to Releasors. This mutual release shall survive termination of this Agreement.

         O. This Agreement is the final agreement of the parties with respect to the matters it addresses and supercedes all prior written or unwritten agreements with respect to such matters.

         This Agreement shall be effective as of August 15, 2001.


                                         ATHANOR HOLDINGS, LLC


                                         By: /s/ Kenneth Abdalla
                                             ------------------------
                                         Name: Kenneth Abdalla
                                         Title: Managing Member


                                         By: /s/ Vincent Smith
                                             ------------------------
                                         Name:  Vincent Smith
                                         Title: Managing Member


                                         THE RIGHT START, INC.


                                         By: /s/ Jerry R. Welch
                                             -------------------------
                                         Jerry R. Welch
                                         Chairman and Chief Executive Officer